UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2022

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2022

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endou
Name:	Toshinao Endou
Title:	Managing Director, Head of Documentation &
Corporate Secretary Department, Corporate Administration Division

English Translation of Excerpts from Shelf Registration Supplemental Documents Filed in Japan

This document is an English translation of the risk factor disclosure included in the Shelf Registration Supplemental Documents filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on June 3, 2022 (the “Shelf Registration Supplemental Documents”).

The Shelf Registration Supplemental Documents have been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements. In addition, the Shelf Registration Supplemental Documents contain updates to prior disclosures filed by MUFG in Japan and discuss selected recent developments in the context of those prior disclosures. Accordingly, the following risk factor disclosure may not contain all of the information that is important to you. For a more complete discussion of the background to information provided below, please see our annual report on Form 20-F for the fiscal year ended March 31, 2021 and other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

The following disclosure contains forward-looking statements, which, unless specifically stated otherwise, reflects our understanding as of the date of filing of the Shelf Registration Supplemental Documents. Actual results may significantly differ from those expressed or implied by such forward-looking statements. In addition, although the Risk Committee identified the top risks below, there may be other material risks that emerge as we operate our businesses.

Risks Relating to Our Business

We describe below some major developments and changes to update our risk factor disclosure previously included in our annual securities report for the fiscal year ended March 31, 2021 filed in Japan on June 29, 2021 and the quarterly securities reports we subsequently filed in Japan. The updates below are not a complete update of the prior disclosure but are instead intended to explain only the significant developments and changes that we believe may have a material impact on the risks to our business and other risks. The discussion below contains forward-looking statements, which, unless specifically described otherwise, reflect our understanding as of the date of filing of the Shelf Registration Supplemental Documents.

The numbering of the subheading of the risk disclosure below corresponds to the numbering of the subheading of the same risk disclosure in, or has been newly added subsequent to, our most recent annual securities report filed in Japan.

We determine the significance of various risk scenarios based on their impact and probability and identify potential risk events that are deemed to require close monitoring and attention for the next one-year period as top risks. The main top risks identified by our Risk Committee in March 2022 are as follows. By identifying these top risks, we seek to implement necessary risk management measures designed to minimize such risks to the extent possible and manage them in such a manner that they can be agilely dealt with in the event that they materialize. In addition, through management’s participation in discussions on such top risks, we strive to take effective measures based on a shared assessment of risks.

Main Top Risks

Risk events	Risk scenarios
A decline in profitability (including a decline in net interest income)

•  Our overall profitability may be adversely affected by, among other things, a decline in our net interest income due to low interest rates in Japan, an increase in net valuation losses on debt securities due to a rise in foreign currency (such as U.S. dollar) interest rates, and an increase in our funding costs.

Foreign currency liquidity risk	• Deterioration in market conditions may result in a depletion of foreign currency funding liquidity and an increase in our foreign currency funding costs.
An increase in credit costs

•  Sudden deterioration in global economic activities may result in an increase in our credit costs.

•  Deterioration in the credit quality of particular industries or counterparties, to which we have relatively larger exposures, may result in an increase in our credit costs.

IT risk

•  Cyber-attacks may result in customer information leakage, suspension of our services, and reputational damage.

•  System problems may result in our payment of financial compensation and damage to our reputation.

Risks relating to external circumstances or events (such as health pandemics, earthquakes, floods, terrorism and geopolitical conflicts)

•  Health pandemics, natural disasters, conflicts, terrorism, geopolitical conflicts and ensuing economic sanctions may result in disruption to all or part of our operations or an increase in costs and expenses in addressing such circumstances or events.

Risks relating to climate changes

•  If our efforts to address climate change-related risks or to make appropriate disclosure are deemed insufficient, our corporate value may be impaired.

•  Our credit portfolio may be adversely affected by the negative impact of climate change on our borrowers and transaction counterparties.

*

These risk events are among the risk events that were reported to MUFG’s Board of Directors following the Risk Committee’s discussion in March 2022. These risk events include risk events of general applicability.

15.	Risks of being deemed to have engaged in inappropriate or illegal practices or other conduct and, as a result, becoming subject to regulatory actions

We conduct our business subject to laws, regulations, rules, policies and voluntary codes of practice in Japan and other markets where we operate. We are subject to various regulatory inquiries or investigations from time to time in connection with various aspects of our business and operations. Our compliance risk management systems and programs, which are continually enhanced, may not be fully effective in preventing all violations of laws, regulations and rules.

If we are deemed not compliant with applicable laws, regulations or rules, including those relating to money laundering, economic sanctions, bribery, corruption, financial crimes, or other inappropriate or illegal transactions, if our conduct is deemed to constitute unfair or inappropriate business practices, or if we are deemed to have failed to meet market or industry rules or standards, customer protection requirements, or corporate behavior expectations, we may become subject to penalties, fines, public reprimands, reputational damage, issuance of business improvement, suspension or other administrative orders, or withdrawal of authorization to operate. These consequences may result in loss of customer or market confidence in us or otherwise may adversely affect our financial condition and results of operations. Our ability to obtain regulatory approvals for future strategic initiatives may also be adversely affected.

In February 2019, MUFG Bank entered into a consent order with the U.S. Office of the Comptroller of the Currency, or OCC, relating to deficiencies identified by the OCC in the Bank Secrecy Act/Anti-Money Laundering compliance program of MUFG Bank’s U.S. branches in New York, Los Angeles, and Chicago. The consent order requires MUFG Bank and its U.S. branches to implement various remedial measures to address the deficiencies found in the OCC examination, including a comprehensive action plan satisfactory to the OCC, implementation of measures to ensure effective compliance management and qualified staffing, the adoption of comprehensive Bank Secrecy Act/Anti-Money Laundering risk assessment policies and procedures, and other remedial actions. MUFG Bank is undertaking necessary actions relating to the consent order.

We have received requests and subpoenas for information from government agencies in some jurisdictions that are conducting investigations into past submissions made by panel members, including us, to the bodies that set various interbank benchmark rates as well as investigations into foreign exchange related practices of global financial institutions. Some of the investigations into foreign exchange related practices resulted in our payment of monetary penalties to the relevant government agencies. We are cooperating with the ongoing investigations and have been conducting an internal investigation, among other things. In connection with these matters, we and other financial institutions are involved as defendants in a number of civil lawsuits, including putative class actions, in the United States.

These developments or other similar events, including potential additional regulatory actions against us, agreements to make significant additional settlement payments, may result in significant adverse financial and other consequences to us.

22.	Risks relating to the sale of MUFG Union Bank, N.A.

MUFG and MUFG Bank, a core banking subsidiary of MUFG, announced on September 21, 2021 that we agreed with U.S. Bancorp (USB) to the sale of all shares in MUFG Union Bank, N.A. (MUB), MUFG’s subsidiary owned through MUFG Americas Holdings, and have entered into a Share Purchase Agreement.

Although the transfer of the MUB shares to USB (the Share Transfer) was originally expected to become effective in the first half of calendar year 2022, the U.S. regulatory approval process remains ongoing. Therefore, considering the current timing, the expected closing date has shifted to the second half of calendar year 2022, subject to the receipt of required regulatory approvals and the satisfaction of other closing conditions. If these conditions precedent are not satisfied before the expiration of any period extended in accordance with the share purchase agreement between the parties, the Share Transfer may not be completed as we currently expect or at all.

The MUB businesses that MUFG will transfer to USB through the Share Transfer exclude the GCIB (Global Corporate & Investment Banking) business, the Global Markets business to the extent related to the GCIB business (transactions with clients and investors) that is currently run by MUB, and certain assets and liabilities, etc. that are part of shared middle and back office functions, etc. Such businesses, and the customer assets and liabilities, etc. related to these businesses (including related transactions with such customers), are planned to be transferred to MUFG Bank’s U.S. branches or affiliates prior to the Share Transfer. In addition, both MUFG and USB plan to enter into a Transitional Service Agreement (TSA) and a Reverse Transitional Service Agreement (RTSA) with an aim for both companies to be able to collaborate to smoothly continue MUB’s current customer transactions by MUB and/or MUFG Bank even after the Share Transfer and to provide even higher quality financial services. These planned business transfer and provision of services under the TSA and the RTSA are expected to require implementation of multiple complex measures in a short period of time and, especially with respect to systems, require, among other things, provision of assistance to USB in integrating certain systems and preparation for sharing certain systems with USB. These requirements are expected to impose various burdens on the MUFG Group. Such burdens on the MUFG Group may be greater than currently expected due to unanticipated future developments.

If the Share Transfer is not completed as planned by MUFG, including for any of the reasons described above, or if our actual costs and other requirements in connection with the Share Transfer exceed our current expectations, our business strategies, financial condition and results of operations may be adversely affected.